PRIMERO ANNOUNCES APPOINTMENT OF DAMIEN MARANTELLI AS CHIEF OPERATING OFFICER

Toronto, Ontario, October 6, 2016 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) is pleased to announce the appointment of Mr. Damien Marantelli as Chief Operating Officer effective October 6, 2016.

Mr. Marantelli brings over 35 years of international experience in the mining industry, including senior management positions with First Quantum, Inmet and WMC Resources. Mr. Marantelli has successfully managed development, construction and operations across a variety of commodities and is an experienced mining engineer. Previously, Mr. Marantelli held the role of General Manager of the Sentinel copper mine in development by First Quantum Minerals, where he was responsible for leading approximately 3,500 employees through the final stages of commissioning and ramp-up of open pit operations. He was also the Managing Director of First Quantum’s (previously Inmet’s) Las Cruces copper mine and the Managing Director of the Çayeli underground copper and zinc mine. Prior to his experiences with First Quantum/Inmet, Mr. Marantelli was the General Manager of BHP Billiton’s (previously WMC Resources) Mount Keith operations and oversaw the expansion of annual capacity from 18 million to 40 million bank cubic metres per year over a two year period.

“I am very pleased to welcome Damien to the Primero team,” said Ernest Mast, President & Chief Executive Officer. “He brings to Primero strong international mining experience and a hands-on approach in the areas of health and safety, business improvement and strategic planning. He has a robust background in operations and a track record of increasing productivity in challenging operational environments. I look forward to working with him to achieve our goal of building Primero into a leading mid-tier gold producer.”

Mr. Marantelli received a Diploma of Engineering (Mining) from the Royal Melbourne Institute of Technology, and a Diploma of Business (Frontline Management) from Excel Consulting Australia. He is a long standing member of the Australian Institute of Mining & Metallurgical Engineers.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Evan Young
Manager, Investor Relations
Tel: (416) 814-2694
eyoung@primeromining.com